    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 2002
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                AMENDMENT NO. 1
                                      TO
                                  SCHEDULE TO
                                (RULE 14D-100)

                            TENDER OFFER STATEMENT
                      UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                       Sizeler Property Investors, Inc.
                      (Name of Subject Company (Issuer))

                             ---------------------

                       SIZELER PROPERTY INVESTORS, INC.
                       (Name of Filing Person (Issuer))

                             ---------------------

           8% CONVERTIBLE SUBORDINATED DEBENTURES DUE JULY 15, 2003
                        (Title of Class of Securities)


                                   830137AA3
                                   ---------
                     (CUSIP Number of Class of Securities)

                             ---------------------

                               SIDNEY W. LASSEN
                                   CHAIRMAN
                            2542 WILLIAMS BOULEVARD
                            KENNER, LOUISIANA 70062
                                (504) 471-6200
           (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Person)

                             ---------------------

                                  Copies to:
                           WILLIAM I. SCHAPIRO, ESQ.
                       JAECKLE FLEISCHMANN & MUGEL, LLP
                            800 FLEET BANK BUILDING
                             TWELVE FOUNTAIN PLAZA
                           BUFFALO, NEW YORK   14202
                                (716) 856-0600

                             ---------------------

                           CALCULATION OF FILING FEE

=========================================================================================================================
                                                                Proposed
                                                                Maximum               Proposed
                                                               Aggregate              Maximum               Amount of
Title of Each Class of                   Amount to be           Offering             Aggregate            Registration
Securities to be Registered               Registered         Price Per Unit        Offering Price              Fee
-------------------------------------------------------------------------------------------------------------------------
9.75% Series B cumulative
   redeemable preferred stock.......        $61,900,000           100%             $61,900,000 (1)         $5,694.80 (2)

9.0% convertible subordinated
   debentures due
   July 15, 2009....................             (3)               (3)                    (3)                   (3)
=========================================================================================================================

(1) Pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended, this amount is the market value of the maximum amount of 8% convertible subordinated debentures due 2003 that may be received by the registrant from tendering holders.

(2) The registration fee has been calculated pursuant to Rule 457(f) under the Securities Act of 1933, as amended.

(3) The maximum principal amount of 9.0% convertible subordinated debentures due July 15, 2009 that may be issued in this exchange offer is the conversion price of such debentures multiplied by 3,667,311. The total of Series B preferred stock and 9.0% convertible subordinated debentures to be issued upon completion of this exchange offer will be equal to or less than $61,900,000. Therefore, no additional registration fee is required pursuant to Rule 457 under the Securities Act of 1933, as amended.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:                        $ 5,694.80     Filing Party:       Sizeler Property Investors, Inc.

Form or Registration No.:                       333-72208      Date Filed:        October 25, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  Third-party tender offer subject to Rule 14d-1.
[X]  Issuer tender offer subject to Rule 13e-4.
[_]  Going-private transaction subject to Rule 13e-3.
[_]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                 INTRODUCTORY STATEMENT

          This is amendment No. 1 to a Tender Offer Statement on Schedule TO (as amended hereby, this "Schedule TO") relates to the offer by Sizeler Property Investors, Inc., a Maryland corporation (the "Issuer"), to exchange $61.9 million in principal amount of 8% convertible subordinated debentures due July 15, 2003 (the "old debentures") for 9.0% convertible subordinated debentures due July 15, 2009 (up to a maximum principal amount of $40,340,000) and 9.75% Series B cumulative redeemable preferred stock, par value $0.0001 per share, upon the terms and subject to the conditions set forth in the Prospectus and Exchange Offer filed with the Securities and Exchange Commission under Rule 424(b) on March 28, 2002 (the "Prospectus"), which is a part of the Issuer's Registration Statement on Form S-4 (File No. 333-72208) filed with the Securities and Exchange Commission on October 25, 2001 as amended by Amendment No. 1 filed with the Securities and Exchange Commission on November 20, 2001, Amendment No. 2 filed with the Securities and Exchange Commission on January 22, 2002 and Amendment No. 3 filed with the Securities and Exchange Commission on March 25, 2002 (the "Registration Statement"), and the related Letter of Transmittal filed as Exhibit 99.1 to the Registration Statement.

          The information in the Registration Statement, including all exhibits thereto, is incorporated herein by reference in answer to all of the items in the Schedule TO, except as otherwise set forth below.

          The Issuer hereby amends and supplements the Schedule TO as follows:

ITEM 12.  EXHIBITS.
          --------

(a)(1)(A) Prospectus and Exchange Offer (incorporated by reference to the Issuer's Prospectus filed pursuant to Rule 424(b) on March 28, 2002 as part of the Issuer's Registration Statement on Form S-4, as amended (No. 333-72208)).

(a)(1)(B) Form of Letter of Transmittal (incorporated by reference to Exhibit
          99.1 of Amendment No. 2 to the Issuer's Registration Statement on Form S-4 (No. 333-72208) filed on January 22, 2002).

(a)(1)(C) Form of Notice to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.2 of Amendment No. 2 to the Issuer's Registration Statement on Form S-4 (No. 333-72208) filed on January 22, 2002).

(a)(1)(D) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.3 of Amendment No. 2 to the Issuer's Registration Statement on Form S-4 (No. 333-72208) filed on January 22, 2002).

(a)(4) Prospectus and Exchange Offer (incorporated by reference to the Issuer's Prospectus filed pursuant to Rule 424(b) on March 28, 2002 as part of the Issuer's Registration Statement on Form S-4, as amended (No. 333-72208)).

(a)(5) Press Release issued by the Issuer on April 26, 2002, incorporated by reference to the Issuer's Rule 425 filing dated April 29, 2002.

(h) Opinion of Jaeckle Fleischmann & Mugel, LLP regarding certain tax matters (incorporated by reference to Exhibit 8 to the Issuer's Registration Statement on Form S-4 (No. 333-72208) filed on October 25, 2001).


                                 SIGNATURE
                                 ---------

          After due inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

Dated:    April 29, 2002

                             SIZELER PROPERTY INVESTORS, INC.



                             By: /s/ Robert A. Whelan
                                 _________________________________________
                                 Robert A. Whelan,
                                 Chief Financial Officer



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